# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Myomo, Inc., CIK 0001369290
CUSIP: 62857J102
Title of class of securities: Common Stock, Par Value $0.0001 Per Share
Address of issuer's principal executive offices: 45 Blue Sky Dr., Suite 101, Burlington, Massachusetts (MA), 01803
Date of event which requires filing of this statement: 05/09/2026
Amends the filing with accession number 0001161697-25-000476
Filed by CIK 0001575443
Persons authorized to receive notices and communications: JOSEPH M. MANKO, JR., HORTON CAPITAL PARTNERS, LLC, 1717 Arch Street, Suite 3740, Philadelphia, Pennsylvania (PA), 19103, (215) 399 5402

## Reporting persons
- Horton Capital Partners Fund, LP (CIK 0001567994): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 2,309,775; sole dispositive power 0; shared dispositive power 2,309,775; aggregate amount beneficially owned 2,309,775 (6% of the class)
- Horton Capital Partners, LLC (CIK 0001575443): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 2,309,775; sole dispositive power 0; shared dispositive power 2,309,775; aggregate amount beneficially owned 2,309,775 (6% of the class)
- Horton Capital Management, LLC (CIK 0001575444): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 2,309,775; sole dispositive power 0; shared dispositive power 2,309,775; aggregate amount beneficially owned 2,309,775 (6% of the class)
- Joseph M. Manko, Jr. (CIK 0001664091): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 2,309,775; sole dispositive power 0; shared dispositive power 2,309,775; aggregate amount beneficially owned 2,309,775 (6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $0.0001 Per Share
Name of issuer: Myomo, Inc.
Address of issuer's principal executive offices: 45 Blue Sky Dr., Suite 101, Burlington, Massachusetts (MA), 01803
Comment: This statement relates to shares of common stock, par value $0.0001 per share (the "Shares"), of Myomo, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 45 Blue Sky Dr., Suite 101, Burlington, MA 01803.

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:

i. Horton Capital Partners Fund, LP, a Delaware limited partnership ("HCPF"), with respect to the Shares directly owned by it;

ii. Horton Capital Partners LLC, a Delaware limited liability company ("HCP"), as the general partner of HCPF;

iii. Horton Capital Management, LLC, a Delaware limited liability company ("HCM"), as the investment manager of HCPF; and

iv. Joseph M. Manko, Jr. ("Mr. Manko"), as the Managing Member of each of HCP and HCM.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address: The address of the principal office of each of the Reporting Persons is 1717 Arch Street, Suite 3740, Philadelphia, PA 19103.
Present principal occupation or employment: The principal business of HCPF is purchasing, holding and selling securities for investment purposes. The principal business of HCP is serving as the general partner of HCPF. The principal business of HCM is serving as the investment manager of HCPF. The principal occupation of Mr. Manko is serving as the managing member of HCP and HCM.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: HCPF is a Delaware limited partnership. HCP and HCM are each a Delaware limited liability company. Mr. Manko is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Shares purchased by HCPF were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.

The aggregate purchase price of the 2,309,775 Shares beneficially owned by HCPF was approximately $3,602,602 including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons and their representatives have, from time to time, engaged in, and expect to continue to engage in, discussions with members of management of the Issuer and the board of directors of the Issuer (the "Board"), other current or prospective shareholders, industry analysts, and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer's business, management, capital structure and allocation, corporate governance, Board composition and strategic direction, and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D. Relatedly, HCPF submitted a shareholder proposal (the "Proposal") and supporting statement for inclusion in the Issuer's 2026 proxy statement and for consideration at the Issuer's 2026 Annual Meeting of Stockholders. The Proposal requests that the Board take all necessary steps (including any amendments to the certificate of incorporation and/or bylaws), in compliance with applicable law and subject to shareholder approval, to eliminate the classification of the Board so that all directors are elected at or after the 2026 Annual Meeting of Shareholders be elected annually. Copies of the Proposal and supporting statement may be found on the SEC's website at: https://www.sec.gov/Archives/edgar/data/1369290/000119312526223981/myo-20260514.htm#proposal_seven.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, becoming a member of the Board of Directors of the Issuer, engaging in discussions with shareholders of the Issuer or other third parties about the Issuer and the Reporting Persons' investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), corporate governance, potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by each person named herein is based upon 38,638,653 Shares outstanding, as of May 1, 2026, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2026.

HCPF: As of the close of business on May 18, 2026, HCPF beneficially owned 2,309,775 Shares. Percentage: Approximately 6.0%

HCP: As the general partner of HCPF, HCP may be deemed the beneficial owner of the 2,309,775 Shares owned by HCPF. Percentage: Approximately 6.0%

HCM: As the investment manager of HCPF, HCM may be deemed the beneficial owner of the 2,309,775 Shares owned by HCPF. Percentage: Approximately 6.0%

Mr. Manko: As the Managing Member of each of HCP and HCM, Mr. Manko may be deemed the beneficial owner of the 2,309,775 Shares owned by HCPF. Percentage: Approximately 6.0%
Number of shares as to which each person has sole or shared power to vote or dispose:
See the Reporting Persons section of this Schedule 13D for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

HCPF:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,309,775
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,309,775

HCP:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,309,775
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,309,775

HCM:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,309,775
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,309,775

Mr. Manko:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,309,775
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,309,775
Transactions in the class effected during the past sixty days:
HCPF: The transactions in the Shares by HCPF during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

HCP: HCP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by HCPF during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

HCM: HCM has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by HCPF during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

Mr. Manko: Mr. Manko has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by HCPF during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Effective as of May 9, 2026, Mr. Manko was appointed to the Issuer's Board of Directors to serve until the Issuer's 2027 annual meeting of stockholders.

On May 18, 2026, the Reporting Persons entered into a Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Joint Filing Agreement, dated May 18, 2026.

Exhibit 2 - Shareholder Proposal and Supporting Statement. https://www.sec.gov/Archives/edgar/data/1369290/000119312526223981/myo-20260514.htm#proposal_seven

## Signatures
- Horton Capital Partners Fund, LP: /s/ Joseph M. Manko, Jr., Joseph M. Manko, Jr./Managing Member of Horton Capital Partners, LLC, its General Partner (05/18/2026)
- Horton Capital Partners, LLC: /s/ Joseph M. Manko, Jr., Joseph M. Manko, Jr./Managing Member (05/18/2026)
- Horton Capital Management, LLC: /s/ Joseph M. Manko, Jr., Joseph M. Manko, Jr./Managing Member (05/18/2026)
- Joseph M. Manko, Jr.: /s/ Joseph M. Manko, Jr., Joseph M. Manko, Jr. (05/18/2026)